December 7, 2009

Parker Morrill
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, DC 20549-4628

Re:	Southfield Energy Corporation
Registration Statement on Form S-1
Filed September 21, 2009, as amended November 2, 2009
File No. 333-162029

Dear Mr. Morrill:

As discussed in your telephone conversation today with Peter Talosig, we are writing to request additional time to respond to the Staff’s letter dated November 23, 2009 to me, regarding the above referenced Form S-1.

The extension is necessary to allow additional time for Southfield Energy Corporation to work with its advisors, auditor and securities counsel to generate a complete and accurate response to the comments in the November 23, 2009 letter, including the provision of an indenture as an exhibit to the Form S-1.

On behalf of the Company, we hereby request such an extension through December 21, 2009.

If you have any questions, or if you require additional information, please do not hesitate to contact the undersigned at 713.266.3700.  Thank you for your courtesy.

Sincerely,

/s/ Ben Roberts

Ben Roberts,
Chief Executive Officer